OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         May 9, 2007                     FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212.451.2220
                                                  EMAIL: RFRIEDMAN@OLSHANLAW.COM

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Moran
Branch Chief

           Re:   Letter dated May 8, 2007 regarding Form 8-K filed May 8, 2007 -
                 File No.  0-25918
                 ---------------------------------------------------------------

Dear Ladies and Gentlemen:

      We are counsel to Everlast  Worldwide  Inc. (the  "Company"),  and in such capacity we hereby  submit,  on behalf of the Company,  responses to the comment letter from the Division of Corporation Finance,  dated May 8, 2007, in response to the filing on May 8, 2007 of the  Company's  Current  Report on Form 8-K (the
"Form 8-K"). The Company's responses are numbered to correspond to your comments and are  filed in  conjunction  with the  amendment  to the Form 8-K (the  "Form
8-K/A").

1. PLEASE REVISE THE FIRST  PARAGRAPH OF YOUR FILING TO CLARIFY THE LEGAL ENTITY
   THAT WILL BE YOUR  CONTINUING  AUDITOR.  IF J.H.  COHN IS A  DIFFERENT  LEGAL
   ENTITY,  THEN IT APPEARS YOU SHOULD  DISCLOSE THAT THEY WERE NEWLY ENGAGED AS
   YOUR  INDEPENDENT  AUDITOR.  HOWEVER,  SINCE THE AUDIT COMMITTEE DID NOT MAKE
   THIS  DECISION,  IT IS NOT CLEAR IF YOU HAVE  COMPLETED THE ENTIRE PROCESS OF
   ENGAGING A NEW AUDITOR.  PLEASE ADVISE AND TELL US IF YOU EXPECT TO AMEND THE
   FORM 8-K WHEN THE AUDIT COMMITTEE TAKES ACTION.

RESPONSE:

      Our audit  committee  has not yet made a  determination  as to  whether to engage J.H. Cohn LLP. The first  paragraph of the Form 8-K/A has been revised to make this clarification.  The Company will file a Current Report on the Form 8-K when the audit committee makes a recommendation to engage a new auditor.

2. SINCE ITEM  304(A)(1)(I)  OF  REGULATION  S-K ONLY  PROVIDES  FOR  DISMISSAL,
   RESIGNATION OR DECLINATION  TO STAND FOR  RE-ELECTION,  IT APPEARS THE MERGER
   YOU  DESCRIBED  EFFECTIVELY  RESULTED IN THE  DISMISSAL OF  BERENSON.  PLEASE
   REVISE  TO  USE  THIS  TERMINOLOGY  OR  ADVISE  WHY  YOU  BELIEVE  IT IS  NOT
   APPROPRIATE.  WE NOTE THAT USE OF TERM  "REPLACED"  IN THE EXHIBIT 16 LETTER;
   HOWEVER,   WE  DO  NOT  BELIEVE  THIS  IS  SUBSTANTIALLY  THE  SAME  TERM  AS
   "DISMISSED."

May 8, 2007

RESPONSE:

      We have  revised  the  terminology  in the  Form  8-K/A to  indicate  that
Berenson LLP has been  dismissed as a result of its  combination  with J.H. Cohn
LLP.

3. IN THE THIRD PARAGRAPH YOU DISCLOSE THAT THERE WERE NO DISAGREEMENTS PRIOR TO
   MAY 3, 2007. IF TRUE, WE BELIEVE THIS DISCLOSURE SHOULD STATE THAT THERE WERE
   NO  DISAGREEMENTS  THROUGH  MAY  3,  2007,  OR  NO  DISAGREEMENTS   PRECEDING
   NOTIFICATION OF THE MERGER. PLEASE REVISE OR ADVISE.

RESPONSE:

      We have  revised the third  paragraph  in the Form 8-K/A to indicate  that there were no disagreements through May 3, 2007.

      The Company  acknowledges  that it is  responsible  for the  adequacy  and accuracy  of the  disclosure  in the filing,  that staff  comments or changes to disclosures in response to staff  comments do not foreclose the Commission  from taking any action  with  respect to the filing and the  Company  will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions or comments  concerning the Form 8-K/A or this response to Jason  Saltsberg at (212)  451-2320 or to the  undersigned  at (212)
451-2220.

                                          Very truly yours,

                                          /s/ Robert H. Friedman
                                          --------------------------------------
                                          Robert H. Friedman

cc:   Seth A. Horowitz
      Gary J. Dailey
      Jason Saltsberg